EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	6/30/2015	6/30/2015
EARNINGS
Income Before Income Taxes	$122,887	$192,257	$180,835	$163,681	$137,511	$153,126	$64,745
Fixed Charges (as below)	65,834	58,822	58,984	57,647	58,233	61,523	32,454
Total Earnings	$188,721	$251,079	$239,819	$221,328	$195,744	$214,649	$97,199

FIXED CHARGES
Interest Expense	$63,362	$54,700	$55,286	$53,175	$54,641	$56,967	$29,422
Credit for Allowance for Borrowed Funds Used During Construction	572	822	1,098	2,272	1,792	2,756	2,132
Estimated Interest Element in Lease Rentals	1,900	3,300	2,600	2,200	1,800	1,800	900
Total Fixed Charges	$65,834	$58,822	$58,984	$57,647	$58,233	$61,523	$32,454

Ratio of Earnings to Fixed Charges	2.86	4.26	4.06	3.83	3.36	3.48	2.99